United Guaranty Corp.

c/o American International Group, Inc.

175 Water Street

New York, New York 10038

Attn: General Counsel

December 30, 2016

Via EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549-9303

Attn: Ms. Suzanne Hayes, Assistant Director

Re:	United Guaranty Corp.
Registration Statement on Form S-1 (File No. 333-210493)
Application for Withdrawal of Registration Statement

Ladies and Gentlemen:

Reference is made to the Registration Statement on Form S-1 (File No. 333-210493) initially submitted to the Securities and Exchange Commission (the “Commission”) by United Guaranty Corp. (the “Company”) on March 30, 2016, and amended on May 20, 2016, together with all exhibits thereto (collectively, as amended, the “Registration Statement”). Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), the Company hereby respectfully requests that the Commission consent to the withdrawal of the Registration Statement, effective immediately.

The Company requests that the Commission consent to the withdrawal of the Registration Statement on the grounds that the selling stockholder has entered into a private transaction to sell to Arch Capital Group Ltd. 100% of the common stock of United Guaranty Corporation, a North Carolina corporation, which was to be contributed by the selling stockholder to the Company in connection with the initial public offering contemplated by the Registration Statement. As a result, the Company no longer intends to proceed with the initial public offering contemplated by the Registration Statement. The Registration Statement has not been declared effective by the Commission and none of the Company’s securities were sold pursuant to the Registration Statement.

The Company also respectfully requests, in accordance with Rule 457(p) under the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use for the account of American International Group, Inc. (CIK #5272), of which the Company is a wholly owned subsidiary.

Upon the granting of the Commission’s consent, please send copies of the order withdrawing the Registration Statement to the undersigned at United Guaranty Corp., c/o American International Group, Inc., 175 Water Street, New York, New York 10038, Attn: General Counsel, and to the Company’s legal counsel, Sullivan & Cromwell LLP, 125 Broad Street, New York, New York 10004, Attn: Robert G. DeLaMater and Jared M. Fishman.

Thank you for your attention to this matter. If you have any questions or require additional information, please do not hesitate to contact Robert G. DeLaMater of Sullivan & Cromwell LLP at (212) 558-4788 or Jared M. Fishman of Sullivan & Cromwell LLP at (212) 558-1689.

Sincerely,

United Guaranty Corp.

By:	/s/ Sara Millard

Name: Sara Millard
Title: Senior Vice President, General Counsel and Secretary

cc: Robert G. DeLaMater and Jared M. Fishman, Sullivan & Cromwell LLP